NO ACT

P.E. 10/22/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE




14008603

October 23, 2014

Act: 1934
Section:
Rule: 14a-8 (DO5)
Public
Availability: 10-23-14

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Visa Inc.

Dear Ms. Ising:

This is in regard to your letter dated October 22, 2014 concerning the shareholder proposal submitted by Amy Ridenour for inclusion in Visa's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Visa therefore withdraws its September 23, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Amy Ridenour
aridenour@nationalcenter.org

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

October 22, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Visa Inc.*
Stockholder Proposal of Amy Ridenour
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated September 23, 2014, we requested that the staff of the Division of Corporation Finance concur that our client, Visa Inc. (the "Company"), could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statements in support thereof received from Amy Ridenour (the "Proponent").

Enclosed as Exhibit A is a letter from the Proponent, dated October 21, 2014, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the September 23, 2014 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8287 or Ariela St. Pierre, the Company's Senior Vice President, Chief Counsel, Governance and Corporate Secretary, at (650) 432-3111 with any questions regarding this matter.

Sincerely,



Elizabeth A. Ising

Enclosure

cc: Ariela St. Pierre, Visa Inc.
Amy Ridenour

101816698.1

EXHIBIT A

October 21, 2014

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of Amy Ridenour, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in reference to the shareholder proposal I submitted, "Civic and Political Non-Discrimination Principles," to Visa Inc. on August 12, 2014.

I received formal written notification this evening from Ariela St. Pierre of Visa Inc. that the Nominating and Corporate Governance Committee of Visa's Board of Directors today approved the insertion of the below language in the company's Political Participation, Lobbying and Contributions Policy:

> Consistent with applicable law, Visa will not take any adverse employment action against an employee on the basis of his or her personal political affiliation or lawful political activity.

Ms. St. Pierre also has informed me that Visa Inc. will now work with its external provider to have the amended policy placed on its website.

As a result of this development I now believe Visa Inc. has substantially implemented my proposal and I am writing now to formally withdraw it from consideration at the 2015 Visa Inc. meeting of shareholders.

A copy of this correspondence has been timely provided to the Company.

Sincerely,



Amy Ridenour

cc: Elizabeth Ising, Gibson, Dunn & Crutcher, LLP
Ariela St. Pierre, Visa Inc.

October 21, 2014

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of Amy Ridenour, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in reference to the shareholder proposal I submitted, "Civic and Political Non-Discrimination Principles," to Visa Inc. on August 12, 2014.

I received formal written notification this evening from Ariela St. Pierre of Visa Inc. that the Nominating and Corporate Governance Committee of Visa's Board of Directors today approved the insertion of the below language in the company's Political Participation, Lobbying and Contributions Policy:

> Consistent with applicable law, Visa will not take any adverse employment action against an employee on the basis of his or her personal political affiliation or lawful political activity.

Ms. St. Pierre also has informed me that Visa Inc. will now work with its external provider to have the amended policy placed on its website.

As a result of this development I now believe Visa Inc. has substantially implemented my proposal and I am writing now to formally withdraw it from consideration at the 2015 Visa Inc. meeting of shareholders.

A copy of this correspondence has been timely provided to the Company.

Sincerely,



Amy Ridenour

cc: Elizabeth Ising, Gibson, Dunn & Crutcher, LLP
Ariela St. Pierre, Visa Inc.

October 15, 2014

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of Amy Ridenour, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Elizabeth A. Ising on behalf of Visa Inc. (the "Company") dated September 23, 2014, requesting that your office (the "Commission" or "Staff") take no action if the Company omits my Shareholder Proposal (the "Proposal") from its 2015 proxy materials for its 2015 annual shareholder meeting.

RESPONSE TO VISA'S CLAIMS

In its no-action request, the Company falls short of its burden of persuading the Staff that it may omit our Proposal from its proxy materials. The Company claims that, since it may possibly take a future action to address the issues raised in the Proposal, it has substantially implemented our Proposal. This is a misreading of the Commission's clear precedent regarding substantial implementation of shareholder resolutions. Until the Company's Board of Directors (or appropriate committee) do indeed meet *and* consider our Proposal, Visa cannot be said to have substantially implemented the Proposal.

The Company May Not Omit My Proposal Because It Has Failed to Implement It in Any Meaningful Sense

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been *favorably acted upon* by management." *See Exchange Act Release* No. 12598 (regarding predecessor to Rule 14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. March 8, 1991).

The Company notes that its Nominating and Corporate Governance Committee will hold a meeting on October 21, 2014, and "is *expected* on that date to consider the potential adoption of principles to protect the rights of the Company's employees to engage in lawful activities relating to the political process, civic activities and public policy without relation." (Emphasis added). Expectation is, by definition, the act of looking forward. The Company never guarantees that its Nominating and Corporate Governance Committee will take up the Proposal at its October meeting, only that it plans to. Plans change and meeting itineraries can be altered. And even if the Committee truly anticipates considering the nature of the Proposal at the aforementioned date and time, any number of intervening events may alter those plans.

The Company cites to a litany of Staff decisions that make clear that the Company might be eligible for no-action relief in the future. However, these decisions also highlight that the Company is ineligible for no-action relief until such time as it takes affirmative steps to address the crux of the Proposal.

For example, the Company cites *Hewlett Packard Co.* (avail. December 19, 2013) and *Starbucks Corp.* (avail. November 27, 2012) in arguing that it should be rewarded no-action relief. However, in each of those instances, the company was not afforded no-action relief until after it took certain steps following its initial no-action request. First, the company actually held a board or committee meeting where the action contemplated by the proposal was adopted. Second, the company submitted a supplemental letter to the Staff showing that it had indeed implemented the proposal at said meeting.

In *Hewlett Packard*, the company submitted an initial no-action request on November 15, 2013. Subsequently, on November 20, 2013, the company's board of directors approved an amendment to the company's bylaws in accordance with the parameters of the shareholder's proposal. Finally, the company submitted a supplement to its no-action request on December 11, 2013. The staff granted no-action relief after the supplemental letter was submitted and showed the board had indeed implemented the proposal. Likewise, in *Starbucks*, the company submitted an initial no-action request on November 2, 2012. On November 13, 2013, a board committee met and unanimously recommended changes to the company's bylaws as contemplated by the proposal. Then on November 21, 2012, the company sent a supplemental letter to its no-action request. Again, the Staff reward no-action relief only after it received the supplemental request.

The Company appears to acknowledge that it must take these additional steps in order to even qualify for no-action relief when it cites these Staff decisions as standing for the proposition that "each grant[] no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a- 8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal *and the company supplementally notified the Staff of the board action*." (Emphasis added).

Following the Committee's October meeting, I will be in a better position to comment on whether the Company has implemented the Proposal. Only at that time can the Staff decide if no-action relief is warranted.

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Visa's request for a no-action letter concerning our Proposal.

If Visa does indeed send a supplemental request sometime after October 21, I request a reasonable amount of time to respond before the Staff renders a decision.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at FISMA & OMB Memorandum M-07-16 or email me at aridenour@nationalcenter.org.

Sincerely,



Amy Ridenour

cc: Elizabeth Ising, Gibson, Dunn & Crutcher, LLP
Ariela St. Pierre, Visa Inc.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

September 23, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *Visa Inc.*
Stockholder Proposal of Amy Ridenour
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Visa Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Amy Ridenour (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved,** the shareholder urges the Board of Directors to consider the possibility of adopting anti-discrimination principles that protect employees' human right to engage in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Nominating and Corporate Governance Committee of the Company's Board of Directors (the "Board") is expected to substantially implement the Proposal at a meeting to be held on October 21, 2014. Specifically, the Nominating and Corporate Governance Committee is expected on that date to consider the potential adoption of principles to protect the rights of the Company's employees to engage in lawful activities relating to the political process, civic activities and public policy without retaliation. The Board has specifically delegated authority to determine the Company's policies concerning such matters to the Nominating and Corporate Governance Committee. Thus, the Committee's consideration of the matters raised by Proposal will substantially implement the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

B. Anticipated Action By The Committee To Consider The Possibility Of Adopting The Proposed Anti-Discrimination Policies Substantially Implements The Proposal

The Company currently expects that the Nominating and Corporate Governance Committee, at its meeting in October, will take certain actions that will substantially implement the Proposal. The Committee will (1) review the Proposal and its supporting statements and (2) consider the possibility of adopting principles to protect the rights of the Company's employees to engage in lawful activities relating to the political process, civic activities and public policy without retaliation. These matters clearly fall within the scope of the Nominating and Corporate Governance Committee's responsibilities. As set forth in its charter,[1] the Committee is responsible for "adopt[ing] such policies with respect to political contributions and lobbying as the Committee deems appropriate." The Proposal requests the consideration of policies concerning "anti-discrimination principles that protect employees' human right to engage in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace." Accordingly, the Board, acting through the Committee, will address the Proposal's underlying concerns and essential objective when it takes the actions identified above, thereby substantially implementing the Proposal.

---

[1] The charter of the Company's Nominating and Corporate Governance Committee is publicly available at: http://investor.visa.com/files/doc_downloads/committee/Visa%20Inc.%20Nominating%20and%20Corporate%20Governance%20Committee%20Charter%20(7-23-14).pdf.

C. Supplemental Notification Following Committee Action

We submit this no-action request before the October 21, 2014 meeting to address the timing requirements of Rule 14a-8(j). We supplementally will notify the Staff after the Nominating and Corporate Governance Committee considers adoption of the policies identified in the Proposal. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to recommend that its board of directors take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 19, 2013); *Starbucks Corp.* (avail. Nov. 27, 2012); *NiSource Inc.* (avail. Mar. 10, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); *Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail. Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based upon the foregoing analysis, we believe that once the Nominating and Corporate Governance Committee considers the potential adoption by the Company of principles concerning protections for engagement by its employees in the political process and other civic activities, the Proposal will have been substantially implemented and, therefore, will be excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Ariela St. Pierre, the Company's Senior Vice President, Chief Counsel, Governance and Corporate Secretary, at (650) 432-3111.

Sincerely,



Elizabeth A. Ising

cc: Ariela St. Pierre, Visa Inc.
Amy Ridenour

101802646.6

GIBSON DUNN

EXHIBIT A

August 12, 2014

Ariela St. Pierre
Corporate Secretary
Visa Inc.
P.O. Box 8999
San Francisco, CA 94128-8999

Dear Ms. St. Pierre,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Visa Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I have owned Visa Inc. stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2015 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Amy Ridenour ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Amy Ridenour

Enclosure: Shareholder Proposal – Civic and Political Non-Discrimination Principles will not be affected by your personal political views or your choice in political contributions."

Furthermore, approximately half of all Americans live in a jurisdiction that "protects employee speech or political activity from employer retaliation."[5]

Employment discrimination on the basis of political affiliation, policy views or civic activity diminishes employee morale and productivity and can impose undue influence on the political process of a nation. Because state and local laws are inconsistent with respect to this type of employment discrimination,[6] and quality employees are attracted to a Company that respects their basic human rights, our Company would benefit from a consistent, corporate-wide policy to prevent such discrimination and ensure a respectful atmosphere for all employees.

---

[5] http://www.trolp.org/main_pgs/issues/v16n2/Volokh.pdf

[6] http://www.trolp.org/main_pgs/issues/v16n2/Volokh.pdf



Ariela St. Pierre
Senior Vice President, Corporate Secretary

August 25, 2014

VIA OVERNIGHT MAIL

Amy Ridenour

FISMA & OMB Memorandum M-07-16

Dear Ms. Ridenour,

I am writing on behalf of Visa Inc. (the "Company"), which received on August 13, 2014, your stockholder proposal entitled "Civic and Political Non-Discrimination Principles" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including August 12, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including August 12, 2014; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including August 12, 2014.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including August 12, 2014. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including August 12, 2014, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address shown on this letter. Alternatively, you may transmit any response to me by e-mail to astpierr@visa.com.

If you have any questions with respect to the foregoing, please contact me at astpierr@visa.com or Christy Lillquist, Assistant Secretary, at clillqui@visa.com. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Ariela St. Pierre
Corporate Secretary

Enclosures

cc: Christy Lillquist

August 25, 2014

Ariela St. Pierre
Corporate Secretary
Visa Inc.
P.O. Box 8999
San Francisco, CA 94128-8999

Dear Ms. St. Pierre,

Enclosed please find a Proof of Ownership letter from Charles Schwab in connection with the shareholder proposal (Civic and Political Non-Discrimination Policy) that I submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations on August 12, 2014.

As I previously stated, and confirmed in the enclosed letter, I have owned Visa Inc. stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2015 annual meeting of shareholders.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Amy Ridenour, ***FISMA & OMB Memorandum M-07-16*** .

Sincerely,



Amy Ridenour

Enclosure: Proof of Ownership Letter

Civic and Political Non-Discrimination Principles

Whereas, Visa Inc. does not explicitly prohibit employment discrimination based on political activities, voting, policy views or civic engagement.

Whereas, we believe that corporations that prohibit discrimination based on political and policy views and activities have a competitive advantage in recruiting and retaining employees from the widest possible talent pool.

Whereas, America was founded on the ideal of a representative government with the duty of protecting the rights of its citizens – to wit, the Declaration of Independence makes clear that "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed."[1] And in establishing the republic, the Founding Fathers explicitly made it clear that our novel system was designed to protect minority factions, as James Madison explained in Federalist Paper No. 10.[2]

Whereas, the United Nations' "Universal Declaration of Human Rights" provides that "[e]veryone has the right to take part in the government of his country," and that "[t]he will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections."[3]

Resolved, the shareholder urges the Board of Directors to consider the possibility of adopting anti-discrimination principles that protect employees' human right to engage in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace.

Supporting Statement

In the 2012 election, more than 130 million Americans cast ballots.[4]

Save from basic life functions such as eating and sleeping, there is hardly a single act that is done by more Americans than voting.

Some of America's most successful corporations explicitly protect these basic human rights of employees. The employee code of Coca-Cola, for example, pledges, "Your job

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[1] http://www.archives.gov/exhibits/charters/declaration_transcript.html
[2] http://www.constitution.org/fed/federa10.htm
[3] http://www.un.org/en/documents/udhr/
[4] http://elections.gmu.edu/Turnout_2012G.html



SCHWAB

August 25, 2014

Account # ***FISMA & OMB Memorandum M-07-16***
Questions: (877)561-1918X71363

Amy Ridenour

FISMA & OMB Memorandum M-07-16

Dear Ms. Ridenour,

I'm writing in regards to your request for confirmation of ownership of Visa Inc. CL A (CUSIP 92826C839) in the above referenced account.

On November 29, 2012, you purchased 20 shares of Visa Inc. CL A which were continuously held in this account through August 24, 2014. The current market value of the shares is in excess of $2,000.00.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)561-1918X71363.

Sincerely,

Nyoka Fultz

Nyoka Fultz
Service Operations Support
8332 Woodfield Crossing Blvd
Indianapolis, IN 46240-2482